                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                           CORVAS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  221005 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Artisan Equity Limited
                      c/o International Services Limited
                                 P.O. Box 1186
                             Hamilton HMEX, Bermuda
                               (011-441) 292-2363

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                          Christopher D. Dillon, Esq.
                              Shearman & Sterling
                       555 California Street, Suite 2000
                            San Francisco, CA 94104
                           Telephone: (415) 616-1100
--------------------------------------------------------------------------------

                               October 20, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Artisan Equity Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            3,076,923*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            3,076,923*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            3,076,923
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Artisan Global LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            3,076,923*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            3,076,923*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            3,076,923
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Artisan Global Invest Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            3,076,923*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            3,076,923*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            3,076,923
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The ART I Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             3,076,923*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            3,076,923*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            3,076,923
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                           16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Butterfield Trust (Bermuda) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            3,076,923*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            3,076,923*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            3,076,923
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                           16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Amendment No. 1 to the Statement on Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.001 per share (the "Common Shares"), of Corvas International, Inc. ("Corvas"), a Delaware corporation. The principal executive offices of Corvas are located at 3030 Science Park Road, San Diego, California 92121.


Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by Artisan Equity Limited, a company organized under the laws of Bermuda ("AEL"). The principal business of AEL is making investments in companies and businesses. The address of the principal business and office of AEL is c/o International Services Limited, 22 Church Street, Hamilton HM 11, Bermuda. The directors and officers of AEL are: Robin A. Barnes (director and president), Michel J. Drew (director and vice president), Dr. Wolfgang Scheuer (director), Graham C. Brooks (alternate director to Robin
A. Barnes), and Susan E. Fairhurst (secretary). All of the directors and officers of AEL are British citizens, with the exception of Dr. Scheuer who is German.

          The present principal occupation of Mr. Barnes is Managing Director of Butterfield Trust (Bermuda) Limited, a Bermuda trust company (the "Trustee") whose principal address is 65 Front Street, Hamilton HM11, Bermuda. Mr. Barnes' business address is the same as for The Bank of N.T. Butterfield & Son Limited.

          The present principal occupation of Mr. Drew is President and Chief Executive Officer of International Services Limited, a Bermuda company whose principal business is trust and company management and administration and whose principal address is 22 Church Street, Hamilton HM 11, Bermuda. Mr. Drew's business address is the same as for International Services Limited.

          The present principal occupation of Dr. Scheuer is as a self-employed attorney-at-law practising in Germany. Dr. Scheuer's business address is Grunwalder Str. 241, 81545, Munchen, Germany.

          The present principal occupation of Mr. Brooks is Executive Vice President of the Bank of N.T. Butterfield & Son Limited, a Bermuda bank whose principal address is 65 Front Street, Hamilton HM12, Bermuda. Mr. Brooks' business address is the same as for The Bank of N.T. Butterfield & Son Limited.

          The present principal occupation of Ms. Fairhurst is Certified Public Accountant of International Services Limited, a Bermuda company whose principal business is trust and company management and administration and whose principal address is 22 Church Street,

Hamilton HM 11, Bermuda. Ms. Fairhurst's business address is the same as for International Services Limited.

          AEL is a wholly owned subsidiary of Artisan Global LLC, a Delaware limited liability company. The principal business of Artisan Global LLC is making investments in companies and businesses. The address of the principal business and office of Artisan Global LLC is c/o the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

          Artisan Global LLC is 99% owned by its managing member, Artisan
Global Invest Limited, a company organized under the laws of Bermuda. The principal business of Artisan Global Invest Limited is making investments in companies and businesses. The address of the principal business and office of Artisan Global Invest Limited is c/o International Services Limited, 22 Church Street, Hamilton HM 11, Bermuda. The directors and officers of Artisan Global Invest Limited are: Robin A. Barnes (director and president), Michel J. Drew (director and vice president), Dr. Wolfgang Scheuer (director), Graham C. Brooks (alternate director to Robin A. Barnes), and Susan E. Fairhurst (secretary). Information with respect to the directors and officers of Artisan Global Invest Limited is given above.

          Artisan Global Invest Limited is a wholly owned subsidiary of the ART I Trust, a trust formed under the laws of Bermuda (the "Trust"). The Trustee is currently the sole trustee of the Trust. The Trustee is a trust company organized under the laws of Bermuda and the address of its principal business and office is 65 Front Street, Hamilton HM12, Bermuda. Pursuant to the Trust Settlement, the Trustee is authorized to, and its principal business is to, exercise discretionary authority with respect to the investments of the Trust and therefore is the ultimate controlling shareholder of AEL.

          The Trustee is a wholly owned subsidiary of The Bank of N.T. Butterfield and Son Limited, a publicly quoted company on the Bermuda Stock Exchange. The directors and officers of the Trustee are: Dr. James A.C. King (director and chairman), Graham C. Brooks (director and vice chairman), C. Wendell Emery (director), Patricia G. Lauder (director), Robin A. Barnes (director), Christopher Kennedy (secretary) and Richard Ferrett (accountant). Information with respect to Mr. Brooks and Mr. Barnes is given above.

          Dr. King is a British citizen. The present principal occupation of Dr. King is as a general surgeon practising in Bermuda. Dr. King's business address is The Arches, 13 Berry Hill Road, Paget DV03, Bermuda.

          Mr. Emery is a citizen of Bermuda. The present principal occupation of Mr. Emery is as Executive Vice President of The Bank of N.T. Butterfield & Son Limited. Mr. Emery's business address is the same as for the Trustee.

          Ms. Lauder is a citizen of Bermuda. The present principal occupation of Ms. Lauder is as Vice President of the Trustee. Ms. Lauder's business address is the same as for the Trustee.

          Mr. Kennedy is a British citizen. The present principal occupation of Mr. Kennedy is as legal adviser of The Bank of N.T. Butterfield & Son
Limited. Mr. Kennedy's business address is the same as for the Trustee.

          Mr. Ferrett is a British citizen. The present principal occupation of Mr. Ferrett is as the Chief Financial Officer of The Bank of N.T. Butterfield & Son Limited. Mr. Ferrett's business address is the same as for the Trustee.

          During the last five years, none of AEL or any of the entities or persons named above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On August 18, 1999, AEL acquired from Corvas a 5.5% convertible senior subordinated note due 2006 (the "First Convertible Note") in an aggregate principal amount of $6,500,000 for a purchase price of $6,500,000. Accretion on the outstanding principal amount of the First Convertible Note shall accrue for the period from August 18, 1999 to August 17, 2006, compounded semi-annually using a 360-day year composed of twelve 30-day months, at 5.5% per annum. The accreted value of the First Convertible Note is convertible into Common Shares at an initial conversion price, which is subject to certain adjustments, of $3.25 per Common Share.

          The First Convertible Note was acquired pursuant to the Note Purchase Agreement, dated August 18, 1999, between Corvas and AEL (the "Note Purchase Agreement"). A copy of the Note Purchase Agreement is attached as Exhibit 1 to the original Statement on Schedule 13D, filed on August 27, 1999 (the "Original
Schedule 13D"). Pursuant to the Note Purchase Agreement, AEL agreed to purchase an additional Convertible Note (the "Second Convertible Note" and, together with the First Convertible Note, the "Convertible Notes") from Corvas in an aggregate principal amount of $3,500,000 for a purchase price of $3,500,000, subject to certain conditions, including, without limitation, that such purchase occurs on or prior to December 31, 1999 and that Corvas shall have completed the sale of additional convertible notes with the same terms and conditions as the First Convertible Note for an aggregate purchase price of not less than $1,750,000 or Corvas shall have sold additional Common Shares for the aggregate amount of $1,750,000 at a price per share of not less than $2.50.

          As a result of the conditions in the Note Purchase Agreement being satisfied, AEL agreed to purchase the Second Convertible Note on October 20, 1999. Accretion on the outstanding principal amount of the Second Convertible Note shall accrue for the period from October 20, 1999 to August 17, 2006, compounded semi-annually using a 360-day year composed of twelve 30-day months, at 5.5% per annum. Otherwise, the conversion price and all other terms of the Second Convertible Note are identical to those of the First Convertible Note.

          AEL acquired the funds for the purchase of the First Convertible Note on August 18, 1999, as an indirect capital contribution from Artisan Global Invest Limited, which acquired such funds from available funds in the Trust on July 29, 1999. AEL acquired the funds for the purchase of the Second Convertible Note on October 20, 1999, as an indirect capital contribution from Artisan Global Invest Limited, which acquired such funds from available funds in the Trust on October 18, 1999.


Item 4.   Purpose of Transaction.
          ----------------------

          AEL acquired the Convertible Notes for the purpose of making an investment in Corvas. AEL from time to time intends to review its investment in Corvas on the basis of various factors, including Corvas' business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Corvas' securities in particular, as well as other developments and other investment opportunities. Based upon such review, AEL will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If AEL believes that further investment in Corvas is attractive, whether because of the market price of Corvas's securities or otherwise, they may acquire Corvas securities either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, AEL may determine to dispose of some or all of the Corvas securities currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions.

          In accordance with the Note Purchase Agreement, effective as of August 18, 1999, AEL has the right to designate one director to the Board of Directors of Corvas. AEL has not yet designated such director. The Note Purchase Agreement provides that so long as the Convertible Notes are outstanding, AEL shall have the right to nominate one person to Corvas' board of directors whenever the Board of Directors is subject to election.

          Except as set forth in this Statement, AEL has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Corvas or the disposition of securities of Corvas; (ii) an extraordinary corporate transaction involving Corvas or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Corvas or any of its subsidiaries; (iv) any change in the present board of directors or management of Corvas; (v) any material change in Corvas' capitalization or dividend policy; (vi) any other material change in Corvas' business or corporate structure; (vii) any change in Corvas' charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Corvas by any person; (viii) causing a class of Corvas' securities becoming deregistered or delisted; (ix) a class of equity securities of Corvas becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) The current outstanding principal amount of the First Convertible Note that was purchased by AEL on August 18, 1999 is convertible into 2,000,000 Common Shares at the current conversion price of $3.25 per Common Share. The current outstanding principal amount of the Second Convertible Note that was purchased by AEL on October 20, 1999 is convertible into an additional 1,076,923 Common Shares at the current conversion price of $3.25 per Common Share. Based upon 16,788,391 Common Shares being outstanding as of October 20, 1999, plus 700,000 Common Shares being issued to other investors on October 20, 1999, the total number of Common Shares issuable to AEL upon conversion of the Convertible Notes would represent approximately 16.6% of the Common Shares outstanding upon conversion.

          Except for AEL, none of the other persons named in Item 2 above own any interests in Common Shares.

          (b) The number of Common Shares with respect to which AEL (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

          (c) Except as described in this Statement, none of AEL or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of Issuer.
          ------------------------------------

          On August 18, 1999, AEL and Corvas entered into (i) the Note Purchase Agreement, (ii) a Registration Rights Agreement (the "Registration Rights Agreement"), and (iii) the First Convertible Note. Copies of all of the above are attached as Exhibit 1 to the Original Schedule 13D. On October 20, 1999, AEL and Corvas entered into the Second Convertible Note, a copy of which is attached as Exhibit 1 to this Statement.

          Pursuant to the Registration Rights Agreement, Corvas (i) filed a registration statement on Form S-3 with the Securities and Exchange Commission on September 17, 1999 covering the resale of all of the Common Shares to be issued upon conversion of the First Convertible Note and (ii) has agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission within 30 days after October 20, 1999 covering the resale of all of the Common Shares to be issued upon conversion of the Second Convertible Note.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

Exhibit Number                     Description                                            Page
--------------                     -----------                                            ----
99.1                               Form of Convertible Subordinated Promissory Note       18

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 5, 1999                        Artisan Equity Limited


                                        By: /s/ Michel J. Drew
                                           -------------------------------------
                                           Name:   Michel J. Drew
                                           Title:  Director


                                        By: /s/ Susan E. Fairhurst
                                           -------------------------------------
                                           Name:   Susan E. Fairhurst
                                           Title:  Company Secretary

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 5, 1999              Artisan Global LLC

                              By: Artisan Global Invest Limited
                                  Managing Shareholder of Artisan Global LlC


                              By:  /s/ Michel J. Drew
                                  ----------------------------------------------
                                  Name:    Michel J. Drew
                                  Title:   Director


                              By:  /s/ Susan E. Fairhurst
                                  ----------------------------------------------
                                  Name:    Susan E. Fairhurst
                                  Title:   Company Secretary

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 5, 1999                        Artisan Global Invest Limited


                                        By:  /s/ Michel J. Drew
                                            ------------------------------------
                                            Name:    Michel J. Drew
                                            Title:   Director


                                        By:  /s/ Susan E. Fairhurst
                                            ------------------------------------
                                            Name:    Susan E. Fairhurst
                                             Title:  Company Secretary

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 5, 1999                        The ART I Trust

                                        By: Butterfield Trust (Bermuda) Limited,
                                                    as Trustee


                                        By: /s/ Robin A. Barnes
                                            -----------------------------------
                                            Name:   Robin A. Barnes
                                            Title:  Director

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 5, 1999                        Butterfield Trust (Bermuda) Limited,
                                            Trustee of the Art I Trust


                                        By: /s/ Robin A. Barnes
                                            -----------------------------------
                                            Name:   Robin A. Barnes
                                            Title:  Director

                                 Exhibit Index
                                 -------------

Exhibit Number                     Description                                            Page
--------------                     -----------                                            ----
99.1                               Form of Convertible Subordinated Promissory Note       18